Exhibit ex99.1

Galapagos reports half-year 2024 financial results and provides second quarter business update

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Executing on our Forward, Faster strategy with strong progress in a pivotal year, focused on delivering regulatory and clinical milestones, expanding our cell therapy manufacturing capabilities, and advancing our early-stage programs.

•	Submitted IND application to FDA for our Phase 1/2 ATALANTA-1 study of CD19 CAR-T candidate, GLPG5101 in R/R NHL.

•	Submitted CTA to EMA for our Phase 2 study of GLPG5201 in R/R CLL with or without RT.

•	IND filing for our Phase 1/2 EUPLAGIA-1 study of CD19 CAR-T candidate GLPG5201 in R/R CLL with or without RT on track for Q4 2024.

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Encouraging new Phase 1/2 safety, efficacy, and translational data for GLPG5101 and GLPG5201, evaluating seven-day vein-to-vein, fresh CD19 CAR-T therapies for patients with R/R NHL and R/R CLL with or without RT.

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Significantly extending our reach across the U.S. territory through a strategic collaboration with Blood Centers of America for our cell therapy manufacturing network, which complements our existing collaborations with Landmark Bio and Thermo Fisher Scientific.

•	Continued to deliver on our innovation strategy to accelerate pipeline in solid tumors through a collaboration with Adaptimmune and an expansion of the collaboration with BridGene Biosciences.

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Advanced our proprietary discovery pipeline with over 15 preclinical programs in oncology and immunology, targeting the initiation of at least one first-in-human study in 2025 and aiming to introduce at least two new clinical candidates annually starting from 2026.

•	Strong balance sheet with cash and current financial investments as of 30 June 2024 of €3.4 billion.

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2024 outlook reaffirmed: key milestones remain on schedule; cash burn[i] forecast reiterated at €280 million to €320 million, excluding business development; cash burn guidance for full year 2024, including business development year-to-date, between €370 million and €410 million.

Webcast presentation with management on 2 August 2024, at 14:00 CET / 8:00 AM ET, www.glpg.com

Mechelen, Belgium; August 1, 2024, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) today announced its half-year 2024 financial results and provided a second quarter and post-period update and the outlook for the remainder of 2024. The results are further detailed in the H1 2024 financial report available on the financial reports section of the corporate website.

“We are very pleased with the progress we have made in delivering on our Forward, Faster strategy,” said Dr. Paul Stoffels1, Galapagos’ CEO and Chairman of the Board of Directors. “We are on track with key regulatory milestones, having submitted the IND for our Phase 1/2 study of GLPG5101 in the U.S., and the CTA for the Phase 2 study of GLPG5201 in Europe, with plans for an upcoming IND filing in the U.S. for GLPG5201. With these submissions, Galapagos is pioneering innovative approaches in cell therapy with the potential to administer fresh, fit CAR-T cells within a vein-to-vein time of just seven days - critical for patients with rapidly advancing cancers. Our innovation strategy, powered by our unique technology platforms and value-enriching collaborations has significantly expanded our pipeline. With over 15 ongoing preclinical programs in oncology and immunology, our ambition to initiate at least one first-in-human study in 2025 and introduce at least two new clinical candidates annually starting in 2026, positions us strongly for sustained value creation.”

[1]	Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’.

Thad Huston, Galapagos’ CFO and COO, added: “Strengthened by our newest collaboration with Blood Centers of America to expand our cell therapy manufacturing network across the U.S, we are gearing up for our pivotal CAR-T studies and commercial readiness. We continue to evaluate business development opportunities and were happy to announce a clinical collaboration with an option to exclusively license Adaptimmune’s next-generation TCR T-cell therapy, uza-cel. This aligns well with our strategy to advance novel cell therapies and enables us to expand our portfolio to include treatments for solid tumors. We reaffirm our 2024 outlook, with key pipeline catalysts on track and cash burn guidance, excluding business development, in the range of €280-320 million.”

HALF-YEAR 2024 AND POST-PERIOD BUSINESS UPDATE

Regulatory, clinical, and manufacturing progress with CD19 CAR-T candidates, GLPG5101 in relapsed/refractory non-Hodgkin lymphoma (R/R NHL) and GLPG5201 in chronic lymphocytic leukemia (R/R CLL) & Richter transformation (RT), and submitted protocol amendment for BCMA CAR-T candidate, GLPG5301, in relapsed/refractory multiple myeloma (R/R MM).

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Submitted Investigational New Drug (IND) application for ATALANTA-1 Phase 1/2 study of GLPG5101 to the U.S. Food and Drug Administration (FDA). Clinical Trial Application (CTA) for Phase 2 dose expansion study of GLPG5201 submitted to the European Medicines Agency (EMA) and IND for EUPLAGIA-1 Phase 1/2 study on track for filing in Q4 2024.

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Presented additional encouraging safety, efficacy and translational Phase 1/2 data for GLPG5101 and GLPG5201 at scientific conferences[2],[3],[4] demonstrating feasibility of Galapagos’ innovative cell therapy manufacturing platform to address unmet needs of high-risk patients with median seven-day vein-to-vein delivery of fresh, fit CAR-T cells.

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Temporarily paused patient enrolment in the Phase 1/2 PAPILIO-1 study of GLPG5301 in R/R MM and submitted a protocol amendment to the EMA following one observed case of Parkinsonism. We anticipate resuming recruitment in the coming months.

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Established strategic collaboration with Blood Centers of America, significantly advancing Galapagos’ U.S. expansion strategy. This collaboration complements our existing collaborations with Landmark Bio and Thermo Fisher Scientific, and supports upcoming pivotal studies and potential future commercial manufacturing of cell therapies near cancer treatment centers, aiming to deliver more and faster access to potentially life-saving treatments across the U.S.

Continued to execute on innovation strategy with license agreements and research collaborations in small molecules and cell therapies in solid tumor indications.

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Signed clinical collaboration agreement with an option to exclusively license Adaptimmune’s next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4 for head & neck cancer and potential future solid tumor indications, using Galapagos’ cell therapy manufacturing platform. Adaptimmune to receive initial payments totaling $100 million, option exercise fees of up to $100 million, additional development and sales milestone payments of up to a maximum of $465 million, plus tiered royalties on net sales.

[2]	EHA 2024, 13-16 June, Madrid, Spain. Kersten MJ, et al.
[3]	EBMT-EHA 2024, 15-17 February, Valencia, Spain. Blum S, et al.; Tovar N, et al.; Kersten MJ, et al.
[4]	EBMT 2024, 14–17 April, Glasgow, UK. Hoefsmit E, et al.; Ortiz-Maldonado V, et al.; Kersten MJ, et al.

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Expanded the strategic collaboration and licensing agreement with BridGene Biosciences, which was announced early 2024, to include the discovery of a highly selective oral SMARCA2 small molecule proteolysis targeting chimera (PROTAC5) in precision oncology. This combines Galapagos’ expertise in selective ATPase small molecules with BridGene’s PROTAC discovery engine. The collaboration intends to advance the molecule into a preclinical candidate, with Galapagos holding exclusive global rights for further development and commercialization of the product candidates developed under the agreement. Under the terms of the agreement, BridGene is eligible to potentially receive up to $159 million in total payments plus tiered royalties on net sales.

Progressed proprietary R&D pipeline of >20 clinical and preclinical small molecule and cell therapy programs in oncology and immunology.

•	Focused on biologically validated targets to develop potential best-in-class therapeutics in areas of high unmet medical needs.

•	Accelerating early-stage preclinical pipeline in oncology and immunology with the goal to initiate at least four IND/CTA enabling studies and at least one first-in-human study in 2025.

•	From 2026 onwards, aiming to fuel the clinical pipeline with at least two new clinical candidates annually across cell therapies and small molecules and various indications.

At the Annual and Extraordinary Shareholders’ Meetings held on 30 April 2024, all proposed resolutions were approved.

•	Approved resolutions include the revised 2024 Remuneration Policy and 2023 Remuneration Report.

FINANCIAL PERFORMANCE

First half-year 2024 key figures (consolidated)

(€ millions, except basic & diluted earnings per share)

	Six months ended 30 June		% Change
	2024	2023
Supply revenues	19.1	—
Collaboration revenues	121.2	118.6	+2%

Total net revenues	140.3	118.6	+18%

Cost of sales	(19.1)	—
R&D expenses	(145.2)	(108.7)	+34%
G&Aii and S&Miii expenses	(63.9)	(57.9)	+10%
Other operating income	16.6	20.3	-18%

Operating loss	(71.3)	(27.7)

Fair value adjustments and net exchange differences	49.5	0.2
Net other financial result	48.9	32.9
Income taxes	1.1	(12.7)

Net profit/loss (-) from continuing operations	28.2	(7.3)

Net profit from discontinued operations, net of tax	71.0	35.6

Net profit of the period	99.2	28.3

Basic and diluted earnings per share (€)	1.51	0.43

Current financial investments, cash & cash equivalents	3,430.4	3,901.5 (*)

(*)	Including €26.6 million of net accrued interest income

[5]	A proteolysis-targeting chimera (PROTAC) is a hetero-bifunctional molecule containing two small molecule-binding ligands joined together by a linker.

DETAILS OF THE FINANCIAL RESULTS OF THE FIRST HALF YEAR OF 2024

As a consequence of the transfer of our Jyseleca® business to Alfasigma, the results related to Jyseleca® for the first half-year of 2024 are presented separately from the results of our continuing operations in the line ‘Net profit from discontinued operations, net of tax’ in our consolidated income statement. The comparative first half-year of 2023 has been restated accordingly for the presentation of the results related to the Jyseleca® business.

Results from our continuing operations

Total operating loss from continuing operations for the six months ended 30 June 2024 was €71.3 million, compared to an operating loss of €27.7 million for the six months ended 30 June 2023.

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Total net revenues for the six months ended 30 June 2024 amounted to €140.3 million, compared to €118.6 million for the six months ended 30 June 2023. The revenue recognition related to the exclusive access rights granted to Gilead for our drug discovery platform amounted to €115.1 million for the first six months of both 2024 and 2023. Our deferred income balance at 30 June 2024 includes €1.2 billion allocated to our drug discovery platform that is recognized linearly over the remaining period of our 10-year collaboration.

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Cost of sales for the six months ended 30 June 2024 amounted to €19.1 million and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues.

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R&D expenses in the first six months of 2024 amounted to €145.2 million, compared to €108.7 million for the first six months of 2023. This increase was primarily explained by higher costs for cell therapy and small molecule programs in oncology.

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G&A and S&M expenses amounted to €63.9 million in the first six months of 2024, compared to €57.9 million in the first six months of 2023. This was predominantly due to an increase in S&M expenses due to investments in strategic marketing for oncology.

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Other operating income amounted to €16.6 million in the first six months of 2024, compared to €20.3 million for the same period last year. This decrease is mainly driven by lower grants and R&D incentives.

Net financial income in the first six months of 2024 amounted to €98.4 million, compared to net financial income of €33.1 million for the first six months of 2023.

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Fair value adjustments and net currency exchange gains in the first six months of 2024 amounted to €49.5 million, compared to fair value adjustments and net currency exchange differences of €0.2 million for the first six months of 2023, and were primarily attributable to €18.2 million of unrealized currency exchange gains on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollars, and to €31.2 million of positive changes in fair value of current financial investments.

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Net other financial income in the first six months of 2024 amounted to €48.9 million, compared to net other financial income of €32.9 million for the first six months of 2023, and was primarily attributable to €49.4 million of interest income, which increased significantly due to the increase in interest rates.

Net profit from continuing operations for the first six months of 2024 was €28.2 million, compared to a net loss from continuing operations of €7.3 million for the first six months of 2023.

Results from discontinued operations

(€ millions)

	Six months ended 30 June		% Change
	2024	2023
Product net sales	11.3	54.3	-79%
Collaboration revenues	26.0	155.9	-83%

Total net revenues	37.3	210.2	-82%

Cost of sales	(2.0)	(7.8)	-74%
R&D expenses	(11.3)	(103.1)	-89%
G&A and S&M expenses	(10.3)	(63.7)	-84%
Other operating income	54.6	3.4

Operating profit	68.3	39.0	+75%

Net financial result	2.8	(2.5)
Income taxes	(0.1)	(0.9)

Net profit from discontinued operations	71.0	35.6

Total operating profit from discontinued operations amounted to €68.3 million in the first six months of 2024, compared to an operating profit of €39.0 million in the same period last year.

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Product net sales of Jyseleca® in Europe were €11.3 million for the first six months of 2024 consisting of sales to customers in January 2024. Product net sales to customers for the first six months of 2023 amounted to €54.3 million. As from 1 February 2024, all economics linked to the sales of Jyseleca® in Europe are for the account of Alfasigma.

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Collaboration revenues for the development of filgotinib with Gilead amounted to €26.0 million for the first six months of 2024, compared to €155.9 million for the same period last year. The sale of the Jyseleca® business to Alfasigma on 31 January 2024 led to the full recognition by us in revenue of the remaining deferred income related to filgotinib.

•	Cost of sales related to Jyseleca® net sales were €2.0 million for the first six months of 2024. Cost of sales related to Jyseleca® net sales for the first six months of 2023 amounted to €7.8 million.

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R&D expenses for the development of filgotinib for the first six months of 2024 amounted to €11.3 million, compared to €103.1 million in the first six months of 2023. As from 1 February 2024, all filgotinib development expenses still incurred during the transition period are recharged to Alfasigma.

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G&A and S&M expenses related to the Jyseleca® business amounted to €10.3 million in the first six months of 2024, compared to €63.7 million in the first six months of 2023. As from 1 February 2024, all remaining G&A and S&M expenses relating to Jyseleca® are recharged to Alfasigma.

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Other operating income for the first six months of 2024 amounted to €54.6 million (€3.4 million for the same period last year) and comprised €52.3 million related to the gain on the sale of the Jyseleca® business to Alfasigma. This result as of 30 June 2024 of the transaction is considering the following elements:

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€50.0 million of upfront payment received at closing of the transaction of which €40.0 million was paid into an escrow account. This amount will be kept in escrow for a period of one year after the closing date of 31 January 2024. We gave customary representations and warranties which are capped and limited in time (at 30 June 2024, this €40.0 million is presented as “Escrow account” in our statement of financial position).

•	€9.8 million of cash received from Alfasigma related to the closing of the transaction as well as €0.9 million of accrued negative adjustment for the settlement of net cash and working capital.

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€47.0 million of fair value on 31 January 2024 of the future earn-outs payable by Alfasigma to us (the fair value of these future earn-outs at 30 June 2024 is presented on the lines “Non-current contingent consideration receivable” and “Trade and other receivables”). As from 1 February 2024, we are entitled to receive royalties on net sales of Jyseleca® in Europe from Alfasigma.

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€40.0 million of liability towards Alfasigma on 31 January 2024 for R&D cost contributions of which €10.0 million was paid in the first half-year of 2024 (at 30 June 2024, €30.0 million of liabilities for R&D cost contribution is presented in our statement of financial position on the line “Trade and other liabilities”).

Net profit from discontinued operations related to Jyseleca® amounted to €71.0 million for the first six months of 2024, compared to a net profit amounting to €35.6 million for the first six months of 2023.

Cash, cash equivalents and current financial investments totaled €3,430.4 million as of 30 June 2024, as compared to €3,684.5 million as of 31 December 2023. Total net decrease in cash and cash equivalents and current financial investments amounted to €254.1 million during the first six months of 2024, compared to a net decrease of €192.5 million during the first six months of 2023. This net decrease was composed of (i) €250.0 million of operational cash burn including €78.6 million cash impact of business development activities, (ii) €36.9 million for the acquisition of financial assets held at fair value through other comprehensive income, (iii) €31.2 million of net cash in related to the sale of the Jyseleca® business to Alfasigma of which €40.0 million has been transferred to an escrow account, offset by (iv) €41.6 million of positive exchange rate differences, positive changes in fair value of current financial investments and variation in accrued interest income.

OUTLOOK 2024

Financial outlook

The cash burn guidance for full year 2024, not including business development, is confirmed in the range of €280 million to €320 million. Our cash burn guidance for 2024 including business development to date is €370 million to €410 million.

Advancing current pipeline and strengthening capabilities

We continue to strengthen our capabilities in cell therapy and small molecules internally and through strategic business development and are advancing multiple clinical and preclinical candidates across various indications and modalities. Before year-end, we anticipate:

•	Progress in patient recruitment in ongoing Phase 1/2 studies with CD19 CAR-T candidates, GLPG5101 and GLPG5201.

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Presentation of additional safety, efficacy, translational and durability data from ongoing Phase 1/2 studies with CD19 CAR-T candidates, GLPG5101 in R/R NHL and GLPG5201 in R/R CLL with or without RT.

•	Submission of IND to the FDA for Phase 1/2 EUPLAGIA-1 study of GLPG5201.

•	Resume study enrollment of Phase 1/2 PAPILIO-1 study of GLPG5301 in R/R MM in the coming months.

•	Further upscaling of cell therapy manufacturing network in the U.S. and Europe for the manufacturing of fresh cell therapies with a median vein-to-vein time of seven days.

•	Progress in patient recruitment in ongoing dermatomyositis (DM) and systemic lupus erythematosus (SLE) Phase 2 studies with TYK2 inhibitor, GLPG3667.

•	Acceleration of the pipeline through strategic partnerships, early-stage research collaborations, licensing or acquisitions in areas of high unmet medical needs.

CONFERENCE CALL AND WEBCAST PRESENTATION

We will host a conference call and webcast presentation on 2 August 2024, at 14:00 CET / 8:00 am ET. To participate in the conference call, please register in advance using this link. Dial-in numbers will be provided upon registration. The conference call can be accessed 10 minutes prior to the start of the call by using the conference access information provided in the email received after registration, or by selecting the “call me” feature.

The live webcast is available on glpg.com or via the following link. The archived webcast will be available for replay shortly after the close of the call on the investor section of the website.

FINANCIAL CALENDAR 2024

30 October 2024	Third quarter 2024 results	(webcast: 31 October 2024)
12 February 2025	Full year 2024 results	(webcast: 13 February 2025)

About Galapagos

We are a biotechnology company with operations in Europe and the U.S. dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules and cell therapies in oncology and immunology. With capabilities from lab to patient, including a decentralized cell therapy manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries:	Investor inquiries:
Marieke Vermeersch	Sofie Van Gijsel
+32 479 490 603	+1 781 296 1143
media@glpg.com	ir@glpg.com

Jennifer Wilson	Sandra Cauwenberghs
+ 44 7444 896759	+32 495 58 46 63
media@glpg.com	ir@glpg.com

Forward-looking statements

This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “plan,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “advance,” “ambition,” “outlook,” “further,” as well as similar expressions. These statements include, but are not limited to, the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash for the fiscal year 2024), statements regarding our regulatory outlook, statements regarding the amount and timing of potential future milestones, including potential milestone payments, statements regarding our R&D plans, strategy and outlook, including progress on our oncology or immunology portfolio, our CAR-T-portfolio and our SIKi-portfolio, and potential changes of such plans, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our regulatory and R&D outlook, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials, including but not limited to (i) GLPG3667 in SLE and DM, (ii) GLPG5101 in R/R NHL, (iii) GLPG5201 in R/R CLL, and (iv) GLPG5301 in R/R MM, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any, statements about potential future commercial manufacturing of T-cell therapies, statements regarding our expectations on commercial sales of any of our product candidates (if approved), statements related to the anticipated timing for submissions to regulatory agencies, including any INDs or CTAs, statements relating to the development of our distributed manufacturing capabilities on a global basis, and statements related to our portfolio goals and business plans. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial conditions and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2024 operating expenses, cash burn and other financial estimates may be incorrect (including because one or more of our assumptions underlying our revenue and expense expectations may not be realized), the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the risk that data from our ongoing and planned clinical research programs in DM, SLE, relapsed/refractory NHL, R/R CLL, R/R MM and other immunologic and oncologic indications or any other indications or diseases, may not support registration or further development of our product candidates due to safety or efficacy concerns or other reasons), risks related to the acquisitions of CellPoint and AboundBio, including the risk that we may not achieve the anticipated benefits of the acquisitions of CellPoint and AboundBio, the risk that the preliminary and topline data from our studies, including the ATALANTA-1, EUPLAGIA-1 and PAPILIO-1-studies, may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partners Gilead, Lonza, Adaptimmune, BridGene Biosciences and Blood Centers of America), the risk that the transfer of the Jyseleca® business will not have the currently expected results for our business and results of operations, the risk that our plans with respect to our CAR-T program may not be achieved on the currently anticipated timeline or at all, the risk that our estimates of the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with any commercialization rights may be inaccurate, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, the risks related to our strategic transformation, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

i The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

•	the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities

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the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through other comprehensive income; the movement in restricted cash and movement in current financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities

•	the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.

This alternative liquidity measure is in our view an important metric for a biotech company in the development stage. The operational cash burn for the first six months of 2024 amounted to €250.0 million and can be reconciled to our cash flow statement by considering the decrease in cash and cash equivalents of €95.4 million, adjusted by (i) the net sale of current financial investments amounting to €200.3 million, (ii) the cash-out related to the sale of subsidiaries of €8.8 million, and (iii) the acquisition of financial assets held at fair value through other comprehensive income of €36.9 million.

ii General and administrative

iii Sales and marketing